03/05 02 DI 12:22 FAX 0228 18188219 DTAG FB IR2 946770 001

3-1-02

02012141

RECD S.E.C.
MAR 6 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Bonn, March 5, 2002

Deutsche Telekom Group
Preliminary key figures for the 2001 financial year
(January 1, 2001 to December 31, 2001)

- Group revenue increased to EUR 48.3 billion, a rise of 18.1% from the previous year

- International revenue increased by 71.4% compared to 2000 to EUR 13.2 billion, representing 27.3% of total revenue

- 17,0% growth in Group EBITDA (adjusted for special influences) to EUR 15.1 billion; adjusted EBITDA margin of 31.3%; more than two-fold increase in adjusted EBITDA from mobile communications (including VoiceStream) from EUR 1.4 billion in the previous year to EUR 3.1 billion in 2001; the Group's adjusted EBITDA thus increased for the first time since the start of the liberalization of the German telecommunications market in 1998

- Consolidated income after taxes including special influences is EUR –3.5 billion (2000: EUR 5.9 billion); Consolidated income after taxes excluding special influences for the 2001 financial year is EUR – 4.7 billion (2000: EUR –1.5 billion) see point 4

- Increase in cash generated from operations of 26.4% to EUR 16.3 billion

- Additions to property, plant and equipment amounted to EUR 9.9 billion in the 2001 financial year, compared with EUR 7.6 billion in the previous year

- Shareholders' equity increased from EUR 42.7 billion in 2000 to EUR 66.3 billion in 2001, resulting in an equity ratio of 40.3%

- Reduction of net debt by 4.8% to EUR 62.1 billion by the end of the year, compared with EUR 65.2 billion at the end of the third quarter

---

Deutsche Telekom emphasizes that these results are only initial results on the basis of current information. Deviations may arise between these figures and the final figures published in the 2001 annual report, due to be published on 23 April 2002.

The 2001 financial year was a year of strong growth. This was true of revenue, operational earnings and customer figures in strategic growth areas. The strategy of expanding in new and promising sectors such as T-DSL continued successfully, as did the particularly strong growth in mobile communications. Deutsche Telekom continued to make strategic investments abroad with the acquisition of a majority interest in the U.S. mobile communications company VoiceStream Wireless, the Czech company RadioMobil, Hrvatske Telekomunikacije in Croatia and the Macedonian company Maktel via our Hungarian subsidiary Matav.

1. An overview of the Group

In billions of €	Dec. 31, 2001	Dec. 31, 2000
Group revenue	48.3	40.9
Changes in inventories and other own capitalized costs	0.9	0.9
Total operating performance	**49.2**	**41.8**
Other operating income	6.6	11.0
Goods and services purchased	-13.5	-12.0
Personnel costs	-12.1	-9.7
Depreciation and amortization	-15.2	-13.0
Other operating expenses	-12.2	-10.4
Financial income, net	-5.3	-1.2
of which net interest	-4.1	-3.1
Results from ordinary business activities	**-2.5**	**6.5**
Extraordinary income	0	-0.2
Taxes	-0.8	-0.3
Income / loss after taxes	**-3.3**	**6.0**
Losses applicable to minority shareholders	-0.2	-0.1
Net income / loss	**-3.5**	**5.9**
EBITDA*	***18.1***	***20.7***
EBITDA* adjusted for special influences	***15.1***	***12.9***
Net income / loss adjusted for special influences	***-4.7***	***-1.5***

** Earnings before interest, tax, depreciation and amortization*

2. Revenue growth during the 2001 financial year

In billions of €	Dec. 31, 2001	Dec. 31, 2000	Change
Group revenue	48.3	40.9	18.1%
of which domestic	35.1	33.2	5.7%
of which international	13.2	7.7	71.4%

Deutsche Telekom increased Group revenue in the 2001 financial year by 18.1% to EUR 48.3 billion. International revenue, which totaled EUR 13.2 billion – an increase of 71.4% compared to the previous year – accounted for a disproportionate amount of this growth. The international share of Group revenue thereby increased from 18.8% in 2000 to 27.3% in 2001. The U.S. mobile communications company VoiceStream, which was consolidated in June 2001, accounted for around EUR 2.8 billion of international revenue. Recent acquisitions in Eastern Europe also made a significant contribution to the growth in revenue.

The strongest driver of revenue growth in the 2001 financial year was mobile communications, thanks to subscriber growth and acquisitions. This was followed by the systems business, primarily as a result of the effects of consolidating debis Systemhaus. The Internet business also showed encouraging growth, driven primarily by the growth in subscribers.

Subscriber figures for the individual business areas were as follows:

	Dec. 31, 2001	Dec. 31, 2000	Change	Change
	million	million	million	in %[7]
Telephone lines	**56.9**	**55.6**[3)]	**1.3**	**2.3**
(incl. ISDN channels)				
Deutsche Telekom (incl. Ö-Tel)	50.7	49.4	1.3	2.6
Aktiv Plus customers [1)]	8.4	4.3	4.1	95.3
T-DSL contracts [2)]	2.2	0.6	1.6	266.6
ISDN channels	20.4	17.3	3.1	17.9
Mobile subscribers				
Majority-owned subsidiaries [4)]	**48.9**	**38.5**	**10.4**	**27.0**
of which: T-Mobile Deutschland	23.1	19.1	4.0	20.9
of which: One2One	10.4	8.3	2.1	25.3
of which: VoiceStream [3)]	7.0	4.8	2.2	45.8
of which: max.mobil.	2.1	2.1	0.0	0.0
of which: Westel	2.5	1.7	0.8	47.1
of which: RadioMobil [3)]	2.9	1.9	1.0	52.6
of which: Hrvatske Telekomunikacije [3)]	0.9	0.6	0.3	50.0
Proportionate subscribers [5)]	**51.5**	**39.5**	**11.7**	**29.6**
Total mobile subscribers [6)]	66.9	46.9	20.0	42.6
T-Online subscribers	10.7	7.9	2.8	35.4

1 Aktiv Plus tariffs in use
2 T-DSL contracts sold
3 The companies HT, VoiceStream and RadioMobil, which were not yet fully consolidated in 2000, have been presented pro forma for better comparability
4 Number of subscribers of the consolidated mobile communications companies
5 Proportion of subscribers of all associated mobile communications companies pro rata to shareholding
6 Total subscribers of consolidated mobile communications companies and total subscribers of other affiliated mobile communications companies
7 Percentages on the basis of rounded figures

3. EBITDA reconciliation in the Group

In millions of €	Dec. 31, 2001	Dec. 31, 2000
Results from ordinary business activities	-2.5	6.5
Financial expense, net	-5.3	-1.2
Depreciation and amortization	-15.2	-13.0
EBITDA	*18.1*	*20.7*
Special influences affecting EBITDA	3.0	7.8
of which 2001 sale of Sprint FON and PCS (2000 Global One)	1.9	2.9
of which 2001 sale of cable BaWü (2000 NRW and Hesse)	1.0	3.0
of which 2001 other (2000 proceeds from share offerings, etc)	0.1	1.9
EBITDA (adjusted)	*15.1*	*12.9*
EBITDA margin (adjusted) in %	*31.3*	*31.6*

Earnings before interest, tax, depreciation and amortization (**EBITDA**) amounted to EUR 18.1 billion in 2001. This figure was influenced by a range of unusual or rare factors (so-called special influences). EBITDA adjusted for these special influences increased by EUR 17,0 % from EUR 12.9 billion in the previous year to EUR 15.1 billion in 2001. The Group's adjusted EBITDA thus increased for the first time since the start of the liberalization of the German telecommunications market in 1998 despite the considerable expansion of the Deutsche Telekom Group – in particular in the years 2000 and 2001. The strong increase in adjusted EBITDA in the mobile communications division (from EUR 1.4 billion in 2000 to EUR 3.1 billion in 2001) made a particular contribution in this respect. This doubling of EBITDA was achieved although VoiceStream was consolidated with EBITDA of EUR –0.3 billion, a consequence of the rapid expansion of the company.

The main special influences in the 2001 financial year were the proceeds from the sale of the shareholdings in Sprint FON and Sprint PCS amounting to a total of EUR 1.9 billion in the second and third quarters, the book profit from the sale of the cable TV company in Baden Württemberg (EUR 0.9 billion) in the third quarter, as well as proceeds from the sale of regional Kabel-Service companies (EUR 0.1 billion) and other special influences amounting to EUR 0.1 billion, mainly relating to certain gains from the reversal of accruals in the fourth quarter.

The following special influences affected EBITDA in the 2000 financial year: The sale of Global One (EUR 2.9 billion), cable companies in North-Rhine Westphalia and Hesse (EUR 3.0 billion), the initial public offering of T-Online (EUR 2.7 billion), the dilution effects from the share offerings of the Russian company MTS and comdirect bank (EUR 0.2 billion), in which T-Online has a stake, and additions to accruals and losses from dispositions of non current assets (EUR 0.9 billion).

Special influences in 2001

In billions of €	Impact on EBITDA	Impact on net income
Sprint FON and PCS	+1.9	+1.9
Sale of cable cos. BaWü; DTKS	+1.0	+0.7
Creation / reversal of accruals	+0.1	+0.1
Write-down of brand names	0	-1.0
Write-down of real estate	0	-0.5
Amortization of financial assets	0	-0.9
Tax effect of Sprint	0	+0.9
Total	**3.0**	**1.2**

4. Net income

The net income of the Group amounted to EUR –3.5 billion in the 2001 financial year, compared with EUR 5.9 billion in the previous year. **Depreciation and amortization** of EUR 15.2 billion (2000: EUR -13.0 billion) and net financial expense of EUR –5.3 billion (2000: EUR –1.2

billion) contributed to the net income. The special influences in the year 2000 amounting to EUR 7.4 billion (including the corresponding tax influences) are the reason for the considerable change in the unadjusted net income from EUR 5.9 billion to EUR –3.5 billion. There were special influences of only EUR 1.2 billion (including the corresponding tax influences) in 2001. The new consolidation of VoiceStream (excluding goodwill) also contributed EUR 1.9 billion to the decrease in net income, as did an increase of EUR 2.4 billion in the amortization of goodwill. Net income adjusted for special influences amounted to EUR –4.7 billion (2000: EUR –1.5 billion – the special influences are explained under points 3 and 4).

Depreciation and amortization include of scheduled amortization of goodwill of EUR 2.6 billion (2000: EUR 1.2 billion), scheduled amortization of UMTS licenses of EUR 0.7 billion (2000: EUR 0.4 billion) and license amortization for VoiceStream of EUR 0.7 billion. The amortization of goodwill increased from EUR 1.2 billion in the previous year to EUR 3.6 billion. The following main special influences are included in depreciation and amortization: nonscheduled amortization of goodwill on brand names as part of the rebranding of the mobile communications subsidiaries in Europe amounting to EUR 1.0 billion and nonscheduled write-downs, mainly on real estate as part of the revaluation of the Group's real estate, amounting to EUR 0.5 billion after taxes. The nonscheduled write-downs on copper cable were a special influence in the previous year, increasing depreciation and amortization by EUR 1.0 billion.

The **net financial expense** includes approximately EUR 1.0 billion of net interest expense (2000: EUR 0.6 billion) for loans taken out to finance the acquisition of UMTS licenses. Net financial expense includes the following special influences: The nonscheduled write-downs on the net carrying amount of the investment in France Telecom (EUR 0.3 billion) due to fluctuations in share prices and other nonscheduled write-downs on financial assets (EUR 0.6 billion). Net financial expense in 2000 included the proceeds from the sale of Wind (EUR 2.3 billion) as a special influence.

A valuation adjustment relating to the shares held in Sprint from the year 2000 was recognized for tax purposes in the 2001 financial year for the first time. This results in a special influence for the 2001 financial year as a tax credit of EUR 0.9 billion.

5. Net income before depreciation and amortization (cash earnings)

In billions of €	Dec. 31, 2001	Dec. 31, 2000
Net income	-3.5	5.9
Depreciation and amortization	-15.2	-13.0
*Cash earnings***	*11.8*	*18.9*
minus accumulated special influences affecting income	1.2	7.4
minus special influences relevant for depr. and amor.	1.9	3.0
Cash earnings excluding special influences	*8.7*	*8.5*

** Net income plus depreciation and amortization. Deutsche Telekom uses adjusted cash earnings as a simplified measure for estimating net cash provided by operating activities prior to special influences.

The **net loss** not adjusted for special influences in the 2001 financial year was EUR 3.5 billion. Including depreciation and amortization amounting to EUR 15.2 billion, **cash earnings** total EUR 11.8 billion. Adjusted cash earnings excluding special influences increased from EUR 8.5 billion to EUR 8.7 billion .

6. Cash Flow

In billions of €	Dec. 31, 2001	Dec. 31, 2000	Change
Cash generated from operations	16.3	12.9	26.4%
Interest paid/received	-4.4	-2.9	51.7%
Net cash provided by operating activities	11.9	10.0	19.0%
Net cash used for investing activities	-5.4	-27.7	80.5%

Net cash provided by operating activities increased 19% to EUR 11.9 billion in the financial year. Taking into account the EUR 1.5 billion increase in net interest payments included herein, cash generated from operations increased EUR 3.4 billion to EUR 16.3 billion. This development is attributable to operational business activities and was positively influenced by a tax refund in the fourth quarter. These figures do not include any positive effects from the ABS transaction (EUR 1.4 billion), because these are included in net cash used for investing activities.

7. Additions to property, plant and equipment

The additions to property, plant and equipment (**capex**) increased from EUR 7.6 billion to EUR 9.9 billion. The EUR 2.3 billion increase is attributable to additions to property, plant and equipment at VoiceStream (EUR 1.2 billion, 7 months) and investments for fixed-network broadband services (T-DSL and IP).

8. Net debt

In billions of €	Dec. 31, 2001	Sept. 30, 2001	Dec. 31, 2000
Net debt	62.1	65.2	56.5

In the fourth quarter of 2001, Deutsche Telekom reduced its net debt by EUR 3.1 billion, or 4.8%, from EUR 65.2 billion to EUR 62.1 billion. The positive development resulted mainly from tax refunds relating to the amortization of the net carrying amount of the investment in Sprint (EUR 1.4 billion), from the asset-backed securities transaction carried out in December amounting to EUR 1.4 billion and from real estate sales (EUR 0.7 billion). This is offset by cash outflows amounting to EUR 0.3 billion for increasing the shareholding (by 16%) in Hrvatske Telekomunikacije in Croatia.

9. Balance sheet

In billions of €	Dec. 31, 2001	Dec. 31, 2000
Assets		
Noncurrent assets	146.7	106.6
Current assets	17.0	16.7
Prepaid expenses and deferred charges	0.8	0.9
Balance sheet total	164.5	124.2
Shareholders' equity and liabilities		
Shareholders' equity	66.3	42.7
Liabilities including accruals	97.4	80.9
Deferred income	0.8	0.6
Balance sheet total	164.5	124.2

The increase in shareholders' equity of EUR 23.6 billion compared with the previous year to EUR 66.3 billion is primarily due to the change in additional paid-in capital. The increase in additional paid-in capital is attributable to the issue of new Deutsche Telekom shares in connection with the acquisition of VoiceStream and Powertel. The equity ratio at December 31, 2001, was 40.3%.

10. Employees

	Dec. 31, 2001	Dec. 31, 2000	Change
Employees as at balance sheet date	257,058	227,015	13.2%
excl. changes in the composition of the Group	223, 172	227,015	-1.7%
within Germany	178,344	179,197	-0.5%
outside Germany	78,714	47,818	64.6%

The number of employees as per end of 2001 increased by 13.2% to 257,058. The increase is largely due to the newly consolidated companies VoiceStream (16,665 employees), Hrvatske Telekomunikacije (11,053 employees) and RadioMobil (2,479 employees).

11. Deutsche Telekom Group Investor Relations Calendar 2002

19 March 2002	CeBIT Investors' Day
21 March 2002	Press Conference on T-Online's Financial Statements
23 April 2002	Publication of Deutsche Telekom's annual report, including detailed overview of divisions and Press Conference on Deutsche Telekom's Financial Statements
22 May 2002	Publication of 2002 group quarterly report
23 May 2002	Publication of T-Online International AG 2002 quarterly report

28 May 2002	Shareholders' Meeting, Deutsche Telekom AG, Cologne
29 May 2002	Shareholders' Meeting, T-Online International AG, Cologne.
21 August 2002	Publication of 2002 group half-year report
29 August 2002	Publication of T-Online International AG 2002 half-year report
20 November 2002	Publication of group report of 1st to 3rd quarter 2002
27 November 2002	Publication of T-Online International AG report of 1st to 3rd quarter 2002

12. Notes on the adjusted financial data

Adjusted EBITDA and adjusted **cash earnings** are so-called "pro forma measures" which are not part of the commercial law (HGB).

Deutsche Telekom shows "EBITDA adjusted for special influences" as an indicator for the development of its operational business activities before the effect of expenses incurred for entry into new business areas and markets (UMTS licenses, goodwill, e.g. VoiceStream) that are not offset by relevant earnings and before the effect of the described unusual or infrequent items (special influences). Deutsche Telekom uses adjusted cash earnings as a simplified measure for estimating net cash provided by operating activities. Adjusted EBITDA and adjusted cash earnings should not be viewed as an alternative to net income, operating income, net cash provided by operating activities or other financial measures prepared in accordance with German or US generally accepted accounting principles. Since other companies may not calculate EBITDA or other "pro forma financial measures" in the same manner, Deutsche Telekom's pro forma financial data may not be comparable to similarly titled statistics presented by other companies. The tables "EBITDA reconciliation in the Group" and "net income before depreciation and amortization" show how Deutsche Telekom derives EBITDA adjusted for special influences and the cash earnings adjusted for special influences from net income according to German GAAP. In evaluating EBITDA adjusted for special influences, readers should bear in mind that depreciation, amortization and interest expense, including amortization and interest expense relating to the acquisition of UMTS licenses and the acquisition of VoiceStream, will have a material impact on Deutsche Telekom's results of operations for the foreseeable future.

13. Reconciliation from German GAAP to U.S.GAAP for the third quarter 2001 and the fiscal year 2000

Deutsche Telekom AG today released the U.S. GAAP reconciliation of its results for the nine month period ended September 30, 2001. Deutsche Telekom's U.S. GAAP net income for the nine-month period was EUR 187 million, as compared to EUR 9,769 million for the year earlier nine-month period . Its shareholders' equity on a U.S. GAAP basis as at September 30, 2001 was EUR 71,910 million, as compared to EUR 46,108 million as at

December 31, 2000. Earnings per share on a U.S. GAAP basis were EUR 0.05, as compared with EUR 3.23 for the year earlier nine-month period.

The U.S. GAAP figures in the preceding paragraph reflect the effects of adjustments to Deutsche Telekom's U.S. GAAP reconciliation as reflected in an amended version of Deutsche Telekom's FY 2000 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The net effects of the adjustments for FY 2000 were to increase Deutsche Telekom's reported net income for U.S. GAAP purposes by EUR 22 million (less than 0.25%) and its reported U.S. GAAP shareholders' equity at year end 2000 by EUR 62 million (less than .015%). The adjustments increased U.S. GAAP earnings per share for 2000 by one cent to EUR 3.06.

For the first quarter of 2001, the effects of the adjustments were to decrease Deutsche Telekom's net losses on a U.S. GAAP basis from EUR 234 million to EUR 170 million and to increase Deutsche Telekom's shareholders' equity from EUR 46.0 billion to EUR 46.1 billion. For the six month period ended June 30, 2001, the effects were to decrease its net earnings from EUR 164 million to EUR 151 million, with a corresponding effect on shareholders' equity, which remained at EUR 76.1 billion as of June 30, 2001.

Deutsche Telekom's German GAAP accounts are unaffected by the adjustments to the U.S. GAAP reconciliation.

Following a review of its FY 2000 U.S. GAAP reconciliation, Deutsche Telekom determined that applicable U.S. GAAP accounting principles made it appropriate to amend the 20-F report to reflect the adjustments.

A copy of the amended 20-F is available on Deutsche Telekom's website at http://www.dtag.de/english/company/inv_rel/gesch_zahlen/index.htm. Footnote 37 until 40 in the amended 20-F sets out a description of Deutsche Telekom's U.S. GAAP reconciliation. Deutsche Telekom's annual report on Form 20-F for the year 2001 is scheduled to be published on or about April 23, 2002.

19/02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: March 5, 2002 By: ______________________

Name: Rolf Ewenz-Sandten
Title: Vice President